October 17, 2024

Michael D. Hagedorn
Senior Executive Vice President & Chief Financial Officer
Valley National Bancorp
One Penn Plaza
New York, NY 10119

       Re: Valley National Bancorp
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-11277
Dear Michael D. Hagedorn:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance